Exhibit 99.1

ASX ANNOUNCEMENT

29 March 2017

Genetic Technologies and IndyCar’s Pippa Mann Partner for Second
Consecutive Year to Promote BREVAGenplus®

Melbourne, Australia, 29 March 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company focused on cancer risk assessment, announced today an agreement with Dale Coyne Racing driver Ms. Pippa Mann to promote BREVAGenplus®, the Company’s first-in-class, clinically validated risk assessment test for sporadic breast cancer. The partnership is reflective of the Company’s continuation of its U.S. focused marketing program for BREVAGenplus, with Mann serving for a second consecutive term as the product’s ambassador and spokesperson. Mann is one of only nine female athletes to ever compete in the “Indy 500” and the only female driver to start in the race over the past four consecutive years. In addition to her role with Genetic Technologies, Mann is partnering with Susan G. Komen®, the world’s largest breast cancer organisation, which funds more breast cancer research than any other non-profit, outside of the U.S. government, while providing screening, education, treatment and psychosocial support programs. In 2016, Mann was honoured as one of Komen’s More Than PinkTM heroes in support of the organisations Bold Goal - to reduce the current number of breast cancer deaths in the U.S. by half, by 2026.

“We are excited to continue this outstanding partnership with Pippa. She is truly dedicated to leveraging her platform as a world-class athlete to impact women’s health and shares our passion for the integral role BREVAGenplus can play as a breast cancer risk assessment and preventative treatment management tool,” commented Eutillio Buccilli, Executive Director and Chief Executive Officer of Genetic Technologies.

Key partnership activities this year will include the BREVAGenplus logo represented on Mann’s #63 Dale Coyne Racing car and promotional apparel. Mann will also participate at select BREVAGenplus oriented events and other promotional activities over the course of 2017. The 101st running of the Indianapolis 500 on May 28, 2017 will serve as the official launch of this year’s partnership program. The “Indy 500” is the largest single day sporting event in the world and offers important promotional opportunities during the month long lead-up to the race, which includes 12 days of on-track activities and hospitality event participation.

“I’m thrilled to welcome back Genetic Technologies as a partner with Dale Coyne Racing and proud to represent the BREVAGenplus brand. I’m excited to do my part in helping women and healthcare providers learn about the test, and highlight how important it can be in determining individual breast healthcare plans and personal medical maintenance,” commented Pippa Mann.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Pippa Mann

Having grown up as a race fan, Pippa Mann began her motorsport career in Europe, before moving to the States in 2009 to compete in the Firestone Indy Lights Series. There she became the first female in history to win a pole at the Indianapolis Motor Speedway, and only the second woman ever to win an Indy Lights race. In 2011, Mann became the eighth woman in history to qualify for and race in the Indianapolis 500, and the first British female to do so. Mann has now competed in four Indianapolis 500 races, and is currently the second fastest female qualifier of all time with a four lap average of the Speedway at just under 230mph. Outside of the car Mann is passionate about her partnership with Susan G. Komen®, and about her role as a Wellness Ambassador for Well & Company. She regularly spends time connecting with her fan-base directly through social media interaction, in person appearances and autograph signings, and she strives to inspire young girls to believe in themselves and follow their dreams. Visit www.pippamann.com to learn more.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050